BioNeutral Group, Inc.
211 Warren Street
Newark, New Jersey 07103

February 18, 2009

Ta Tanisha Meadows
Securities and Exchange Commission
100 F Street N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	BioNeutral Group, Inc. Item 4.01 Form 8-K Filed February 5, 2009 File No. 333-149235

Dear Ms. Meadows:

We are in receipt of your comment letter dated February 6, 2009 regarding the above referenced filings. As requested in your letter, we provide responses to the questions raised by staff.  For convenience, the matters are listed below, followed by the Company’s responses:

Item 4.01 Form 8-K filed February 5, 2009

1.
We note that the change in independent accountants occurred on January 26, 2009.  Please revise the report date on the cover page to represent the date of the earliest event reported or otherwise advise.

Response:	We have revised the report date on the cover page to represent the date of the earliest event reported to January 26, 2009.

2.
It is unclear from your disclosure in paragraph (1)(ii) whether the report of Webb & Company, P.A. on the financial statements for either of the past two years contained an adverse opinion or disclaimer of opinion or was modified as to uncertainty, audit scope, or accounting principal.  Please clarify your disclosure accordingly.  Refer to paragraph (a)(ii) of Item 304 of Regulation 8-K.

Response:
The 8-K has been amended to provide that for the past two years the only adverse opinion contained in the auditor’s report was the ability of the Company to operate as a going concern.  The disclosure regarding BioNeutral Group, Inc.’s ability to continue as a going concern has been disclosed in the amendment to the Form 8-K.

3.
Your disclosure in paragraph (1)(ii) suggests that you had a disagreement with Webb & Company, P.A. regarding the uncertainty to continue as a going concern.  Please clarify your disclosure or otherwise advise.

Response:
The only adverse opinion contained in the auditor’s report was the ability of the Company to operate as a going concern.  The disclosure regarding BioNeutral Group, Inc.’s ability to continue as a going concern has been disclosed in the amendment to the Form 8-K.

4.
Please revise your disclosure in paragraphs (1)(ii), (iv) and (v) to clearly state that there were no disagreements with Webb & Company, P.A. or reportable events during the two most recent fiscal years and subsequent interim period through January 26, 2009.  Refer to paragraphs (a)(1)(iv) and (iv) of Item 304 of Regulation S-K.

Response:
The only adverse opinion contained in the auditor’s report was the ability of the Company to operate as a going concern.  The disclosure regarding BioNeutral Group, Inc.’s ability to continue as a going concern has been disclosed in the amendment to the Form 8-K.

5.
Please note that you are required file an updated letter from Webb & Company, P.A. stating whether the firm agrees with the statements made in an amendment filed in response to our comments and if not, stating the respects in which the firm does not agree as an exhibit within two business days of its receipt or 10 business days after filing the amendment.  Please acknowledge this obligation.  Refer to Items 304 (a)(3) and 601 (b)(16) of Regulation S-K.

Response:
We have obtained and filed an amended Exhibit 16 letter from the former accountant stating that he agrees with the revised Item 304 disclosures and all statements contained in Item 4.01 of the amended 8-k.

The Company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may now assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Stephen Browand
Stephen Browand
Chief Executive Officer